Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AQUABOUNTY TECHNOLOGIES, INC.

AquaBounty Technologies, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1. Pursuant to Section 242 of the DGCL, this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”) amends the provisions of the Third Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Charter”).

2. This Certificate of Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3. Upon this Certificate of Amendment becoming effective, the Charter is hereby amended as follows:

Subsection 4(a) of the Charter is hereby amended and restated in its entirety to read as follows:

“4. (a) The Corporation is authorized to issue two classes of stock to be designated Common Stock and Preferred Stock. The Corporation is authorized to issue 75,000,000 shares of Common Stock, with a par value of $0.001 per share, and 5,000,000 shares of Preferred Stock, with a par value of $0.01 per share.

Upon the effectiveness of the filing of this Certificate of Amendment (the “2023 Split Effective Time”), every fifteen (15) to twenty (20) shares of Common Stock issued and outstanding or held by the Corporation as treasury shares as of the 2023 Split Effective Time (with the exact number within such range being determined by the Board of Directors prior to the filing of this Certificate of Amendment and set forth in a public announcement issued by the Corporation prior to the date of the 2023 Split Effective Time) shall automatically, and without any further action on the part of the stockholders, be reclassified as one (1) validly issued, fully paid and non-assessable share of Common Stock, without effecting a change to the par value per share of Common Stock (the “2023 Reverse Split”). If, as a result of the 2023 Reverse Split, any stockholder would receive a fraction of a share of Common Stock, the Board of Directors shall cause to be issued to such stockholder an additional fraction of a share of Common Stock that, together with the fraction resulting from the 2023 Reverse Split, would result in such stockholder having a whole share of Common Stock rather than the fraction otherwise resulting from the 2023 Reverse Split. As of the 2023 Split Effective Time, a certificate(s) representing shares of Common Stock prior to the 2023 Reverse Split shall be deemed to represent the number of post-2023 Reverse Split shares into which the pre-2023 Reverse Split shares were reclassified and combined, together with the additional fraction, if any, issued to result in each holder having a whole number of shares, until surrendered to the Corporation for transfer or exchange. The 2023 Reverse Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation and all references to such Common Stock in agreements, arrangements, documents and plans relating thereto or any option or right to purchase or acquire shares of Common Stock shall be deemed to be references to the Common Stock or options or rights to purchase or acquire shares of Common Stock, as the case may be, after giving effect to the 2023 Reverse Split.”

4. This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time, on October 16, 2023.

* * * *

Exhibit 3.1

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation has executed this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation as of October 12, 2023.

AQUABOUNTY TECHNOLOGIES, INC.

BY:	/s/ Sylvia Wulf
Name: Sylvia Wulf
Title: Chief Executive Officer